                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                Schedule 14D-1
                            Tender Offer Statement
                              (Amendment No. 30)
                                  Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934

                            ----------------------

                                ITT CORPORATION
                           (Name of Subject Company)

                          HILTON HOTELS CORPORATION
                                HLT CORPORATION
                                   (Bidders)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                   450912100
                     (CUSIP Number of Class of Securities)

                                MATTHEW J. HART
             EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           HILTON HOTELS CORPORATION
                            9336 CIVIC CENTER DRIVE
                        BEVERLY HILLS, CALIFORNIA 90210
                                (310) 278-4321
                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on Behalf of Bidders)



                                WITH A COPY TO:

                              STEVEN A. ROSENBLUM
                        WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000
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        This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Parent"), to purchase (i) 61,145,475 shares of Common Stock, no par value (the "Common Stock"), of ITT Corporation, a Nevada corporation (the "Company"), or such greater number of shares of Common Stock which, when added to the number of shares of Common Stock owned by the Purchaser and its affiliates, constitutes a majority of the total number of shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer, and (ii) unless and until validly redeemed by the Board of Directors of the Company, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $55 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

        On September 29, 1997, the Nevada Court found that "the primary purpose of ITT's Comprehensive Plan was to disenfranchise its shareholders." The Nevada Court enjoined the Company from implementing the Comprehensive Plan, and further ordered that the Company hold its 1997 annual meeting of stockholders on or before November 14, 1997. The full text of the Nevada Court order (the "Injunction Order") is filed herewith as Exhibit (g)(28) and is incorporated herein by reference.

        Parent and the Purchaser have filed supplementary proxy materials (the "Supplementary Proxy Materials"), dated October 6, 1997. The full text of the Supplementary Proxy Materials is filed herewith as Exhibit (a)(31) and is incorporated herein by reference. The Supplementary Proxy Materials set forth, among other things, the collar provisions Parent has proposed with respect to the Proposed Merger following consummation of the Offer.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

(a)(31)  Supplementary Proxy Materials, dated October 6, 1997
(g)(28)  Injunction Order.
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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 6, 1997



                                   HILTON HOTELS CORPORATION


                                   By: /s/ Matthew J. Hart
                                       --------------------------
                                   Name:   Matthew J. Hart
                                   Title:  Executive Vice President
                                           and Chief Financial Officer




                                      -2-
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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 6, 1997



                                   HLT CORPORATION


                                   By: /s/ Arthur M. Goldberg
                                       -------------------------
                                   Name:   Arthur M. Goldberg
                                   Title:  President


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                                 EXHIBIT INDEX

Exhibit                     Description
-------                     -----------

(a)(31)  Supplementary Proxy Materials, dated October 6, 1997.

(g)(28)  Injunction Order.